November, 2011

VIA EDGAR

David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Hub Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011
File No. 000-27754

Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 4, 2011
File No. 000-27754

Dear Mr. Humphrey:

We are writing in response to your comment letter dated October 25, 2011, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Hub Group, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2010 and the Form 10-Q for the Quarterly Period Ended June 30, 2011.  We have carefully considered the Staff’s comments and our responses are set forth below.  To facilitate the Staff’s review, we have keyed our response to the heading and numbered comment used in the Staff’s comment letter, which we have reproduced in bold text.

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis

Critical Accounting Policies

Valuation of Goodwill and Other Indefinite-Lived Intangibles, page 21

1.
We note that goodwill represents approximately 35% of total assets and you now have two distinct business segments as a result of the Mode acquisition in April 2011.  To afford a reader with additional information and ease of analysis of this material asset, we suggest some enhancement to your critical accounting policy disclosure.  Specifically, we encourage you to provide a table that provides additional information on each of your business segments reporting units carrying value (‘CV”) and fair value (‘FV”) information.  With respect to your reporting units they can be labeled as A, B, C, etc.  For an example of the expanded disclosure (as well as any other information you consider necessary and applicable), please see the table below:

Segment	Reporting Unit	Goodwill Historical CV	FV in Excess of CV

Hub	Unit A	$ xxx	xx%
Hub	Unit B	Xxx	xx%
	Subtotal	$ xxx	xx%

Mode	Unit A	$ xxx	xx%
Mode	Unit B	Xxx	xx%
	Subtotal	$ xxx	xx%

	Total	$ xxx	xx%

Since April 1, 2011, the date we purchased Mode, we have had 2 segments.  One segment is “Hub”, which is all business other than Mode.  The other segment is “Mode”, which is the newly acquired business.  The business segment is the same as the reporting unit.   We perform our annual impairment testing in November of each year and in future Form 10-K filings we will consider expanding the disclosure as you suggested.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Consolidated Balance Sheets, page 3

2.
We note your trade accounts receivable has increased significantly from $185,879 as December 31, 2010 to $348,314 at June 30, 2011.  Please tell us why you have experienced such a large increase, and whether and how you have changed your evaluation method for determining the amount of allowance for doubtful accounts to record.  In addition, please expand your MD&A to discuss the reasons for this significant increase as well as the impact this balance sheet condition had on liquidity and operating cash flows.  Please refer to the guidance in Instruction 5 to paragraph 303(a) in Item 303 of Regulation S-K and Section 501 of the Codification of Financial Reporting Releases.

One of the most significant reasons that trade accounts receivable (“AR”) has increased since the end of December is because we acquired Mode in April of 2011.  The June 30, 2011 trade accounts receivable balance of $348,314 was comprised of $241,359 of Hub segment AR and $106,955 of Mode segment AR.

We have not changed our evaluation method for determining the amount of allowance for doubtful accounts.  We continue to use the method stated in Note 1 of our Form 10-K:  “An allowance for uncollectible trade accounts has been established through an analysis of the accounts receivable aging, an assessment of collectability based on historical trends and an evaluation based on current economic conditions.”  We have applied the method described to both Hub and Mode segment’s accounts receivable.

In future filings, we will expand our MD&A to discuss the reasons for the significant increase in accounts receivable as well as the impact this balance sheet condition had on liquidity and operating cash flows.

Note 8 – Acquisitions, page 8

3.
We are unclear as to the materiality threshold for both the asset and income test with respect to you acquisition of Exel Transportation Services (renamed “Mode”).  In this regard, from your business segment note (9), it appears that Mode’s operating activities is a very significant part of your ongoing business.  In addition, it appears the total Mode assets acquired (including the cash acquired that is not reflected in the purchase price allocation table) as detailed in the acquisition note was significant.  Therefore, please provide us your detailed calculations of significance under Rule 3-05 of regulation S-X for this acquisition.

We performed the significance tests using the most recent annual financial statements which were December 31, 2010.

Asset Test – Divide the total assets of the target company by the total assets of Hub Group, Inc.

The Exel (Mode) total assets at December 31, 2010 were $116.8 million.  Hub Group, Inc.’s total assets at December 31, 2010 were $629.4 million.  Thus Exel’s total assets are 18.6% of Hub Group, Inc. total assets, which is below the 20% threshold.

Income Test – Divide the income from continuing operations before income taxes, extraordinary items, etc. of the target company by the income of Hub Group, Inc.

Since Hub Group, Inc’s most recent year (2010) income from continuing operations before income taxes was more than 10% lower than the average of the last five years, the average pre-tax income was used in the calculation.  The average pre-tax income over the past five years for Hub Group, Inc. was $79.0 million.

Exel’s (Mode) 2010 pre tax income was $5.1 million.    This is 6.5 % of Hub Group, Inc’s average pre-tax income.

Given that none of the tests exceeded the 20% level, we were not required to furnish audited financial statements for any period.

Note 8 – Acquisitions, page 8

4.
We note from your tabular disclosure on page 9 that you have assigned a useful life of 20 years to the agency and customer relationships acquired in the Exel transaction, and that this is a longer useful life of 15 years assigned to other customer relationships owned, as detailed on page 38 of your Form 10-K for the year ended December 31, 2010.  Please tell us why you believe the useful life assigned to the Exel customer lists is appropriate.

The purchase price allocation and useful lives in our Form 10-Q for the period ended June 30, 2011 were preliminary.  The useful life for agency and customer relationships was recently revised to 18 years.  This change resulted in an immaterial catch up in expense of approximately $21,000.  Though we have reduced the life, it is still higher than the 15 years used for previous customer relationships as noted in our Form 10-K for the year ended December 31, 2010.  The customer and agency relationships we acquired from Exel are different from the customer relationships we acquired from Comtrak since the business models are different and therefore resulted in a longer useful life.   Comtrak’s relationships were directly with the customer whereas Exel’s agents have the customer relationship.  We used an undiscounted cash flow analysis to determine the number of years until the cumulative cash flows related to the agency and customer relationships equaled 90% of the total cash flows related to the agency and customer relationships.   This occurred at approximately 18 years and therefore we have used this as the useful life.

*  *  *  *  *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (630) 271-3676 if you have any questions or require additional information.

Sincerely,

/s/ Terri A. Pizzuto

Terri A. Pizzuto
Executive Vice President, Chief Financial Officer and Treasurer